UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

As of May 8, 2025, the principal shareholder of Cuprina Holdings (Cayman) Limited (the “Company”) is Cuprina Holding Pte. Ltd, which holds 14,085,000 Class B Ordinary Shares directly of the outstanding shares of the Company. The shareholding of Cuprina Holding Pte Ltd is as follows: (i) Mr. David Quek Yong Qi, the Director and Chief Executive Officer of the Company, owns 22.2% of Cuprina Holding Pte Ltd. As such, Mr. Quek, is deemed to beneficially own 14.9% of the Company through Cuprina Holding Pte Ltd.; (ii) Mr. Teo Peng Kwang, the Non-Executive Director of the Company, owns 41.3% of Cuprina Holding Pte Ltd. As such, Mr. Teo is deemed to beneficially own 27.7% of the Company through Cuprina Holding Pte Ltd.; and (iii) Mr. Jimmy Lee Peng Siew, the Non-Executive Director of the Company, owns 36.5% of Cuprina Holding Pte Ltd. As such, Mr. Lee is deemed to beneficially own 24.5% of the Company through Cuprina Holding Pte Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
	Name:	David Quek Yong Qi
	Title:	Director and Chief Executive Officer

Date: May 8, 2025

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